EXHIBIT 99.5

Press Release

Electric Vehicles: Total to operate

2,300 EV charge points of the Bélib’ network in Paris

Paris, 18 November 2020 – Total has won the City of Paris’ concession tender for the modernization and extension of its public Electric Vehicles (EV) charge points network, installed throughout the French capital city. The Council of Paris awarded to Total the management of its on-street public network for the 10 coming years.

This public service concession covers the supply, installation and technical and commercial operation of this charge points network. The new network, which combines the Belib’ network -from which it derives its name- and the former Autolib’ network, will ultimately encompass 2,300 EV charge points, an increase of 56% compared to the number currently in service.

Total is committed to the modernization of the current equipment and will additionally install fast-charging hubs, located at selected underground parking lots. Total will offer attractive energy tariffs adapted to the needs of the EV drivers, in addition to a seamless and simplified customer experience while ensuring both availability and quality of the services.

Total has also included in its proposal the development of solar farms in France that will be dedicated to covering the entire electricity needs of this network, providing Parisian users with a 100% renewable electricity charge for their vehicles.

“This partnership with the City of Paris enables us to accelerate our transformation toward a broad energy company. We are delighted by the trust placed in us by the Council of Paris for the 10 coming years, through this concession, for the Bélib’ network management and modernization. Following Amsterdam, Brussels and London, another major European city is henceforth building on Total’s expertise to foster the transition of its citizens’ mobility. As such, our promise is to provide our customers with a 100% renewable electricity charge and a service that meets their expectations.” underlined Alexis Vovk, President, Marketing & Services at Total. “This Belib’ offer will complement the electric mobility services that Total already provides to its customers, both individuals and professionals: at work, at home, in public spaces, in commercial areas or in our service stations.”

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Belib’ key figures :

2,329 EV charge points, that will include:

•  270 charge points from the existing Belib’ network

•  1,830 new charge points (7 kW)

•  140 new charge points dedicated to motorcycles and scooters (3 kW)

•  10 fast-charging hubs located in underground parking lots (50 kW)

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.